EXHIBIT A
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VIA FACSIMILE & U.S. MAIL

August 15, 2005

Mr. Peter A. Dea
Chief Executive Officer, President
Western Gas Resources, Inc.
1099 18th Street, Suite 1200
Denver, CO 80202

Dear Mr. Dea:

Thank you for meeting with us in Denver last week. We are impressed with the progress that Western Gas Resources, Inc. (the "Company") has made in obtaining permits in the Powder River Basin and elsewhere which will enable it to reach and exceed its production growth objectives. We were also pleased to be informed of the potential for increased throughput volumes in the Company's Oklahoma gathering assets. These accomplishments coupled with historically high gas prices have caused us to reassess our valuation and price target for the Company. Our own estimates of the Company's intrinsic value are well in excess of both the current trading levels of approximately $42.50 and "street" valuations such as that of UBS at $54.00 per share.

Accordingly, we recommend that the Company immediately utilize its significant borrowing capacity to initiate a share repurchase program of $300--$500 million representing 10 - 15% of the outstanding shares. In addition, we urge the Company to use a portion of future operating cash flow to purchase shares. We vehemently disagree with the Board's view that the Company should wait until the "cash is in the bank" before pursuing such a course of action as we believe there is a window of opportunity to buy back shares "on the cheap" before the market comes to appreciate the impact of the current natural gas strip on future cash flow. Such debt financing can be easily financed with current cash flow, and forward prices can be locked in by hedging the natural gas strip or employing a volumetric production payment ("VPP") transaction. We have already discussed the Company's borrowing capacity with a global investment bank which has confirmed that such a sum would be easy to finance.

We still believe that shareholders would be well served by separating the Company's midstream gathering assets from its resource intense E&P business, but now recommend that such a transaction should be preceded by a significant share repurchase. Furthermore, we also deem that certain tax benefits would accrue to the MLP entity by incurring debt at this time and that anticipated volumetric growth in the Company's gathering businesses would lead to a higher valuation at the time of the transaction.

I also have excellent news which I would like to share with you and the Board:
After significant reflection regarding the time commitments and constraints that such a

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responsibility would entail, I have decided to volunteer to serve on the
Company's Board of Directors, filling the seat recently vacated following the retirement of Ward Sauvage. In this way, I will be able to personally and directly be involved in the Company's initiatives to create and build shareholder value. Third Point LLC is now the Company's largest shareholder, owning 6,450,000 shares or approximately 8.6% of the outstanding shares.

I would look forward to serving alongside a respected Board of Directors, many of whose members' expertise span many decades of industry experience and insight. I believe my high regard for and intense focus on shareholder value creation would be complementary to the operational and industrial backgrounds of the current Directors.



Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb